Rule 424(b)(2)
Registration No. 333-157642

Pricing Supplement dated January 28, 2011
(To Prospectus dated March 2, 2009
and Prospectus Supplement dated March 10, 2009)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B – Fixed Rate Callable Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233P4X1

Principal Amount (in Specified Currency): $20,000,000
Issue Price: 100%
Trade Date: January 28, 2011
Original Issue Date: February 2, 2011
Stated Maturity Date: February 3, 2031

Interest Rate: 5.00% per annum
Interest Payment Dates: Semi-annually, on each February 2 and August 2, beginning August 2, 2011 and ending August 2, 2030 and on the Stated Maturity Date (long final coupon)

Net Proceeds to Issuer: 100.00%
Agent’s Discount or Commission: 0.00%.  TMCC will hedge its obligations under the Notes by entering into swap transactions with the Agent or its affiliates.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging.”
Agent: Deutsche Bank Securities Inc.
Agent’s Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Day Count Convention: 30/360
Business Day Convention: Modified Following (with no adjustment to period end dates)

Redemption: The Notes are subject to redemption by TMCC, in whole and not in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on the Redemption Date and subject to the Notice of Redemption stated below.
Redemption Date: February 2, 2021
Notice of Redemption: The redemption of the Notes is subject to not less than 5 Business Days’ prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: N/A

Specified Currency: U.S. dollars
Minimum Denominations: $2,000 and $1,000 increments thereafter
Form of Note: Book-entry only

PS-2

RISK FACTORS

An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security that bears interest at a fixed rate, including, but not limited to, events that are difficult to predict and beyond our control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Early Redemption Risk. The Issuer retains the option to redeem the Notes in whole on February 2, 2021.  It is more likely that the Issuer will redeem the Notes prior to their Stated Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of a comparable maturity, terms and credit rating trading in the market.  If the Notes are redeemed prior to their Stated Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Deutsche Bank Securities Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Deutsche Bank Securities Inc.

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